Exhibit 99.3

              Land O'Lakes Reports Fourth-Quarter/Year-End Results

    Strong fourth-quarter performance contributes to 2006 net earnings of $89 million,
                            net sales of $7.3 billion

Feb. 15, 2007 (Arden Hills, Minn.) ... Land O'Lakes, Inc., today reported its fourth-quarter and 2006 full-year financial results, while also commenting on individual business unit performance. The company reported a strong fourth-quarter, with $1.9 billion in sales and net earnings of $44.5 million, compared to $2.0 billion in sales and net loss of $1.6 million for the fourth quarter of 2005.

Full-year sales were $7.3 billion, with net earnings of $88.7 million, compared to sales of $7.6 billion and net earnings of $128.9 million for 2005. Net earnings for 2005, however, included a $69.7-million gain (net of related expenses and taxes) on the company's sale of its ownership position in CF Industries, Inc. Excluding that gain, net earnings were up 50 percent.

Total EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $95.4 million for the quarter, more than double fourth-quarter 2005 EBITDA of $41.1 million. Full-year EBITDA for 2006 was $250.1 million, compared to $311.6 million one year ago. Like net earnings, 2005 Total EBITDA includes last year's gain on the CF Industries sale.

The company also reports Normalized EBITDA (which excludes the effects of unrealized hedging, significant asset sales or impairments, legal settlements, debt extinguishment costs and other special items). Normalized EBITDA for the quarter was $87.3 million, up 56 percent from the $56.0 million achieved in the fourth quarter of 2005. Full-year Normalized EBITDA was $240.7 million, up 3 percent from 2005's $232.8 million.

Company officials indicated 2006 saw measurably improved performance in all business segments except agronomy, continued balance sheet improvement and positive fourth-quarter momentum.

LAND O'LAKES 2006 RESULTS

Balance Sheet
Total balance sheet debt, including capital leases, was $708.3 million at the end of 2006, a $38.9-million improvement over December 31, 2005.

The company also improved its Long-Term-Debt to Capital ratio, which was at 40.1 percent as of December 31, 2006, versus 41.6 percent at the end of 2005. The company maintained strong liquidity, ending the year with a combination of cash-on-hand and unused borrowing authority of approximately $451 million.

Business Unit Performance
Dairy Foods
Dairy Foods reported fourth-quarter sales of $932 million and pretax earnings of $44.8 million, as compared to sales of $1.1 billion and earnings of $6.3 million for the fourth quarter of 2005. Full-year sales totaled $3.4 billion, as compared to $3.9 billion for 2005. Company officials indicated the dollar sales decline was primarily the result of depressed commodity (milk, butter, cheese) markets.

Dairy Foods pretax earnings for 2006 were up dramatically to $47.2 million, after a basically breakeven 2005. Financial results were improved in both Value Added and Industrial (manufacturing) operations. Among the key factors cited for the strong 2006 results were brand strength, aggressive marketing, market-driven product development and an intense focus on cost control and supply chain management.

From a volume perspective, year-to-date retail butter volume was up 1 percent versus 2005, led by the company's flagship branded butter (up 4 percent). Total butter and spreads were down 2 percent versus one year ago. Total cheese volume was up 1 percent, led by a 4-percent increase in dairy case (retail) cheese and a 2-percent increase in foodservice cheese. Deli cheese volume was down 3 percent.

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Feed
Feed reported fourth-quarter sales of $744 million and pretax earnings of $28.2 million, up from $706 million and $17.8 million for the same quarter one year ago. Full-year Feed sales were $2.7 billion, compared to $2.6 billion for 2005. Feed reported pretax earnings of $36.7 million for the year, up slightly from 2005.

Feed achieved volume growth in most product segments, with volume up 4 percent in lifestyle feeds, 2 percent in milk replacers and 6 percent in ingredients. Livestock feed volume was down 5 percent. Positive Feed results, company officials indicated, were driven by the strength of its brands (LAND O LAKES, Purina Mills, Lake Country), industry-leading research and development and effective cost-value discipline.

Layers/Eggs
While somewhat improved over 2005, depressed egg prices continued to have an impact on the company's 2006 performance in the Layers/Eggs business (MoArk
LLC). Layers/Eggs sales for the quarter totaled $112 million, versus $120 million for the same period in 2005. With a late-year improvement in egg prices, fourth-quarter pretax earnings were $1.6 million versus a $4.2-million pretax loss for the final quarter of the previous year.

Layers/Eggs sales for the full year were $398 million, down from $407 million in 2005. That decline can be attributed to the sale of the liquid eggs business in June 2006. Volumes were up about 2 percent in the shell eggs business, led by branded and specialty eggs, up 28 percent over 2005.

The company reported a full-year $40.2-million pretax loss in this business, compared to a pretax loss of $31.8 million in 2005. Results for 2005 included a pretax asset-sale gain of $7.0 million, while 2006 results included a $16.8-million impairment, partially offset by an $8-million asset-sale gain. Without those one-times, operating results were improved by approximately $8 million.

Seed
The fourth quarter is the off season in Seed, and the company reported $149 million in sales and earnings of $0.7 million, compared to $121 million and a pretax loss of $1.6 million, respectively, for the fourth quarter of 2005. For the year, Seed achieved a record $756 million in sales and a record $40.1 million in pretax earnings, both well beyond 2005's $654 million in sales and $29.4 million in pretax earnings.

Volumes were up 10 percent in corn, 3 percent in soybeans and 17 percent in alfalfa. The company continued to deliver industry-leading genetics and traits and maintained its leadership position in terms of crop production expertise. Producers representing 15-million acres attended the company's innovative Answer Plot sessions in 2006.

Agronomy
Land O'Lakes reported a $16.3-million pretax loss in Agronomy for the quarter, generated primarily through its 50-percent ownership in the Agriliance joint venture. Agronomy reported a $20.0-million pretax loss for the fourth quarter of 2005. (Agriliance sales are not included in Land O'Lakes financial reporting.) Agronomy pretax earnings for the year were $11.8 million. In 2005, Agronomy pretax earnings were $95.5 million, which included a $73.5-million pretax gain on the CF Industries sale.

Company officials noted that both volumes and margins in crop nutrients were depressed by a late planting season and uncertainty early in the year regarding nitrogen prices. In addition, the devaluation of the crop protection products industry posed a continuing challenge.

Investor Call
Land O'Lakes, Inc. fourth-quarter earnings call for investors will begin at 1:00 p.m., Eastern Time, Thursday, February 15, 2007. Presentation materials related to the call will be made available on Thursday morning at the Land O'Lakes Web site, www.landolakesinc.com, under the heading "Investor Relations," then "Investor Call."

The dial-in numbers for the conference call are:
USA - 1-800-909-7113
International - 1-785-830-1914
Conference ID: LANDOLAKES

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A replay of the conference call will be available through March 1, 2007, at:
USA - 1-888-562-3379
International - 1-402-220-1187
The replay access ID is: 7245

Land O'Lakes, Inc. (www.landolakesinc.com) is a national, farmer-owned food and agricultural cooperative with annual sales of more than $7 billion. Land O'Lakes does business in all 50 states and more than 50 countries. It is a leading marketer of a full line of dairy-based consumer, foodservice and food ingredient products across the United States; serves its international customers with a variety of food and animal feed ingredients; and provides farmers and ranchers with an extensive line of agricultural supplies (feed, seed, crop nutrients and crop protection products) and services. Land O'Lakes also provides agricultural assistance and technical training in more than 25 developing nations.

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CAUTIONARY STATEMENT
This document contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that are based on management's current expectations and assumptions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the potential results discussed in the forward-looking statements. For a further discussion of important risk factors that may materially affect management's estimates and Land O'Lakes results, please see the risk factors contained in Land O'Lakes Annual Report filed on Form 10-K for the year ended December 31, 2005 which can be found, free of charge, on the Securities and Exchange Commission web site (www.sec.gov) and the company's web site (www.landolakesinc.com).

Financials Omitted